LAURA ANTHONY, ESQ. CRAIG D. LINDER, ESQ.* JOHN CACOMANOLIS, ESQ.**	WWW.ALCLAW.COM WWW.SECURITIESLAWBLOG.COM

Associates and OF COUNSEL:

CHAD FRIEND, ESQ., LLM

MICHAEL R. GEROE, ESQ., CIPP/US***

JESSICA HAGGARD, ESQ. ****

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.*****

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.******

HARRIS TULCHIN, ESQ. *******

DIRECT E-MAIL: LANTHONY@ALCLAW.COM

*licensed in CA, FL and NY

**licensed in FL and NY

***licensed in CA, DC, MO and NY

****licensed in Missouri

*****licensed in NY and NJ

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

June 24, 2024

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

rYojbaba Co., Ltd. – CIK No. 0002012600

Draft Registration Statement on Form F-1 (DRS), submitted March 29, 2024

Amendment No. 1 to Draft Registration Statement on Form F-1 (DRS/A), submitted June 24, 2024

Dear Sir or Madam:

This letter responds to the correspondence from the Staff of the Securities and Exchange Commission (the “SEC”) dated April 23, 2024 to Ryoji Baba, the Chief Executive Officer of rYojbaba Co., Ltd. (the “Company”), providing comments on the above-referenced Draft Registration Statement on Form F-1 (DRS), submitted March 29, 2024 by the Company (the “Prior Filing”).

The Company today filed via EDGAR its confidential DRS/A Amendment No. 1 to the Prior Filing on Form F-1 (the “New Filing”). We will separately provide you with a courtesy copy of the New Filing that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Draft Registration Statement on Form F-1, Submitted March 29, 2024

Company Overview, page 1

1.	Comment: Please disclose here the percentage of your revenue that you derive from your consulting services and the percentage from your health services.

Response: In response to the Staff’s comment, we have revised the New Filing to disclose in the Company Overview section the percentage of our revenue that we derive from our consulting services and the percentage from our health services.

2.	Comment: Please clarify on page 2 what is meant by the title “Administrative Scrivener.”

Response: We acknowledge the Staff’s comment. We have replaced the title of “Administrative Scrivener” initially given to Ryoji Baba with a more formal title of “Certified Administrative Procedures Legal Specialist” throughout the prospectus. In response to the Staff’s comment, we have clarified what is meant by the title “Certified Administrative Procedures Legal Specialist.”

3.	Comment: On page 2, in the fifth paragraph, you refer to and describe select “high unit price consulting contracts.” Please balance this disclosure by clarifying whether these contracts are representative of the type found in your consulting service business and, if they are not representative, please clarify the significance of these contracts to your overall business. In addition, please expand upon and clarify here the process through which the government is subsidizing the payment of consulting fees

Response: In response to the Staff’s comment, we have revised the New Filing to clarify that these contracts are representative of the type found in our consulting service business and to expand upon and clarify here the process through which the government is subsidizing the payment of consulting fees.

Osteopathic Industry, page 2

4.	Comment: Please define and provide a brief description of what you mean by osteopathy medicine.

Response: In response to the Staff’s comment, we have revised the New Filing to define and provide a brief description of what we mean by osteopathy medicine.

Organizational Structure, page 4

5.	Comment: Please disclose the identity or ultimate natural person or persons behind the term “The Other Shareholder.” In addition, please clarify the apparent inconsistency between the organizational chart that identifies a 19.7% shareholder, and the Principal Shareholders section which identifies Mr. Saito as a 6.4% shareholder but leaves the remaining 13.3% holding unaccounted for.

Response: We acknowledge the Staff’s comment. We have replaced the term “The Other Shareholder” in the organizational charts throughout the prospectus with the term “Other Shareholders,” as there are 27 other existing shareholders. In addition, in response to the Staff’s comment, we have reconciled the inconsistency between the organizational chart that identifies a 19.7% shareholder, and the Principal Shareholders section which identifies Mr. Saito as a 6.4% shareholder but leaves the remaining 13.3% holding unaccounted for. Both the organizational charts and Principal Shareholders section consistently reflect 80.2%, 6.4% and 13.4% (updated from 13.3%) holding by Ryoji Baba, Satoshi Saito and the other shareholders, respectively.

Corporate Information, page 6

6.	Comment: We note your disclosure that you were founded in 2015, but you also disclose on page 3 that you opened your first osteopathic clinic in 1989. Please clarify your disclosure, here and elsewhere in the registration statement, to better identify when your business began and the steps that took you from opening you first osteopathic clinic in 1989 to your combined osteopathic/labor relations business today. Refer to Item 4.A.4 of Form 20-F, as incorporated by Item 4.a of Form F-1.

Response: In response to the Staff’s comment, we have revised the New Filing to clarify the disclosure, here and elsewhere in the registration statement, to better identify when our business began and the steps that took us from the opening of the first osteopathic clinic in 1989 to our combined osteopathic/labor relations business today.

Summary of Risk Factors, page 10

7.	Comment: We note your disclosure here and on page 14 that COVID-19 “could” adversely impact your operations; however, your disclosure on page 59 suggests that the COVID-19 pandemic did have a material negative impact on your business. Please updated risk factors characterized as potential if COVID-19 did have a material impact on your business.

Response: In response to the Staff’s comment, we have revised the New Filing to update the applicable summary risk factor and risk factor.

Risk Factors, page 13

8.	Comment: We note your disclosure on page 86 that your osteopathic business regularly receives clients between the ages of 0 and 15. Please clarify whether there are any material risks associated with treating children and revise your disclosure accordingly.

Response: In response to the Staff’s comment, we have revised the New Filing to clarify whether there are any material risks associated with treating children and revised our disclosure accordingly.

Risks Related to Our Business

We are implementing new growth strategy, priorities..., page 17

9.	Comment: We note your disclosure at the end of this risk factor identifying expansion into new geographical markets as part of your long-term growth strategy. Please consider preparing a standalone risk factor addressing expansion into new geographic markets, as the current risk factor heading is relatively broad and does not reflect the content of the risk factor.

Response: In response to the Staff’s comment, we have revised the New Filing to add a risk factor addressing expansion into new geographic markets.

Use of Proceeds, page 49

10.	Comment: We note your disclosure in this section that you may use some of the proceeds to expand your osteopathic business through mergers and acquisitions as well as franchising. We also note your disclosure elsewhere in the registration statement, such as on page 25, that you plan on expanding your business outside of Japan in the United States and Southeast Asia. If you plan on using the proceeds of this offering to expand internationally, please state as much and if the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C..2 and .4 of Form 20-F, as incorporated by Item 4.a of Form F-1.

Response: In response to the Staff’s comment, we have revised the New Filing to clarify that we do not plan on using the proceeds of this offering to expand internationally or to use the proceeds to finance the acquisition of identifiable other businesses.

Management’s Discussion and Analysis Financial Condition and Results of Operations, page 54

11.	Comment: We note your risk factor disclosure on page 30 indicating that your osteopathic services business has experienced “inflationary pressures” and that these inflationary pressures are “weighing” on the retail sector. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation.

Response: In response to the Staff’s comment, we have revised the New Filing to disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation.

Description of Business

Osteopathic Industry, page 72

12.	Comment: We note the disclosure elsewhere in the registration statement describing your relationship with future “prospective” franchisees. It appears that franchising is a future potential business segment and not one that currently exists. If that is the case, please disclose as much in this section to clarify.

Response: In response to the Staff’s comment, we have revised the New Filing to clarify that franchising is a future potential business segment and not one that currently exists.

Employees

Consulting Services, page 84

13.	Comment: It would appear that Mr. Baba is the only person currently employed in the Consulting Services portion of your business. If that is the case, please state as much, or disclose the total number of full-time and part-time employees. Refer to Item 6.D of Form 20-F, as incorporated by Item 4.a of Form F-1.

Response: In response to the Staff’s comment, we have revised the New Filing to clarify that Mr. Baba is the only person currently employed in the Consulting Services portion of our business.

General

14.	Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have not presented (nor have we authorized anyone on our behalf to present) any written communications as defined in Rule 405 under the Securities Act to potential investors in reliance on Section 5(d) of the Securities Act. Therefore, there are no supplemental copies of written communications to provide to the Staff.

If the Staff has any further comments regarding Amendment No. 1 to the draft registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

ANTHONY, LINDER & CACOMANOLIS, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Robert Shapiro /U.S. Securities and Exchange Commission
Lyn Shenk /U.S. Securities and Exchange Commission
Nicholas Nalbantian /U.S. Securities and Exchange Commission
Dietrich King /U.S. Securities and Exchange Commission
Ryoji Baba / rYojbaba Co., Ltd.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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